UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 26, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bristol-Myers Squibb Company

File No. 001-01136- CF#29241

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Bristol-Myers Squibb Company submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 8-K filed on August 17, 2009.

Based on representations by Bristol-Myers Squibb Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2	through December 31, 2019
Exhibit 10.3	through December 31, 2019
Exhibit 10.4	through December 31, 2019
Exhibit 10.5	through December 31, 2019
Exhibit 10.6	through December 31, 2019
Exhibit 10.7	through December 31, 2019
Exhibit 10.8	through December 31, 2019
Exhibit 10.9	through December 31, 2019
Exhibit 10.10	through December 31, 2019
Exhibit 10.11	through December 31, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Laura S. Crotty
Special Counsel